EXHIBIT 99.1

Aura Announces Full Board Approval for the Development of the Era Dorada Project, Reinforcing Its Commitment to Dialogue, Transparency, and Responsible Mining

ROAD TOWN, British Virgin Islands, April 13, 2026 (GLOBE NEWSWIRE) -- Aura Minerals Inc. (NASDAQ: AUGO, B3: AURA33) (“Aura” or the “Company”) is pleased to announce that its Board of Directors (the “Board”) has approved the development of the Era Dorada Project (“Era Dorada” or the “Project”), marking another significant milestone in the Project’s advancement. In addition to the core project approval, Aura has secured budget authorization for an advanced water treatment system, with plans to pursue all necessary government permits and approvals. This will enable the delivery of purified, potable water to the local community, further demonstrating Aura’s steadfast dedication to environmental stewardship, sustainable social impact, and responsible mining practices.

Total capital expenditures for the Era Dorada Project are estimated at US$382.0 million.and the project is expected to commence operations in the first half of 2028. Average annual gold production estimated at 111,000 ounces during the first four years of the Project, with an estimated life of mine of 17 years, based on mineral reserves estimated in accordance with S-K 1300. A copy of the Era Dorada Feasibility Study has been filed with the United States Securities and Exchange Commission (SEC) via EDGAR and is available at www.sec.gov and with the Brazilian Securities Commission (Comissão de Valores Mobiliários) (CVM) at www.cvm.com.br and is also available on Aura’s investor relations website.

Rodrigo Barbosa, Aura’s President and CEO commented, “After more than a year and over 1,000 hours of dialogue with local communities, authorities, and federal regulators, we converted the project to underground mining and approved additional investments. This ensures we not only do no harm but go beyond and create positive value for the communities and environment. Water quality is a key local concern, so Aura has approved a three-part plan: (i) Invest in engineering, infrastructure, and equipment to build and operate a plant that purifies local water to drinking quality, supplying it to communities through partnerships with authorities; (ii) Recycle and reuse 100% of the water in our plant processes; and (iii) Collaborate with local government and regulators to develop a plan to treat urban wastewater, helping clean the rivers. On the social front, we're committed to training and hiring locals, supporting local suppliers, and fostering entrepreneurship — all alongside our environmental standards and structured stakeholder dialogue. For instance, on top of direct and constant dialog with local community representatives, we've established permanent roundtables and Casa Era Dorada, located in the municipality of Asunción Mita, an open community space for sharing project information and addressing concerns. As we proceed, our commitment remains: to develop Era Dorada responsibly, listen actively, and demonstrate that modern mining can drive shared progress, environmental care, and mutual trust. I'm proud to say that we believe Era Dorada will set a global benchmark in social and environmental responsibility, just like Borborema and our other operating mines”

Qualified Persons

The scientific and technical information contained in this press release has been reviewed and approved by Farshid Ghazanfari, P.Geo., Geology and Mineral Resources Manager, an employee of Aura and a “qualified person” within the meaning of S-K 1300 and NI 43-101.

About Aura 360° Mining

Aura is focused on mining in complete terms – thinking holistically about how its business impacts and benefits every one of our stakeholders: our company, our shareholders, our employees, and the countries and communities we serve. We call this 360° Mining.

Aura is a company focused on the development and operation of gold and base metal projects in the Americas. The Company's six operating assets include the Minosa gold mine in Honduras; the Almas, Apoena, Borborema and MSG gold mines in Brazil; and the Aranzazu copper, gold, and silver mine in Mexico. Additionally, the Company owns Era Dorada, a gold project in Guatemala; Tolda Fria, a gold project in Colombia; and three projects in Brazil: Matupá, which is under development; São Francisco, which is in care and maintenance; and the Carajás copper project in the Carajás region, in the exploration phase.

Forward-Looking Information

This press release contains “forward-looking information” and “forward-looking statements”, as defined in applicable securities laws (collectively, “forward-looking statements”) which may include, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future. Often, but not always, forward-looking statements can be identified by the use of words and phrases such as “plans,” “expects,” “is expected,” “budget,” “scheduled,” “estimates,” “forecasts,” “intends,” “anticipates,” or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved.

Known and unknown risks, uncertainties and other factors, many of which are beyond the Company’s ability to predict or control, could cause actual results to differ materially from those contained in the forward-looking statements. Specific reference is made to the most recent Annual Report on Form 20-F filed with the SEC for a discussion of some of the factors underlying forward-looking statements, which include, without limitation, volatility in the prices of gold, copper and certain other commodities, changes in debt and equity markets, the uncertainties involved in interpreting geological data, increases in costs, environmental compliance and changes in environmental legislation and regulation, interest rate and exchange rate fluctuations, general economic conditions and other risks involved in the mineral exploration and development industry. Readers are cautioned that the foregoing list of factors is not exhaustive of the factors that may affect the forward-looking statements. All forward-looking statements herein are qualified by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking statements. The press release includes forward-looking statements relating, but not limited to, the following: our plans and goals with respect to the Era Dorada project.

The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements whether as a result of new information or future events or otherwise, except as may be required by law. If the Company does update one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements.

For further information, please visit Aura’s website at www.auraminerals.com or contact:

Investor Relations
ri@auraminerals.com
www.auraminerals.com